Exhibit 99.1

ICON Reports Third Quarter 2013 Revenue of $340 Million, up 19% Year on Year, EPS of 45C and Raises FY 2013 Guidance.

Highlights – Third Quarter Fiscal 2013.

  Quarter 3 net revenue increased 19% year on year to $340 million.
  Income from operations was $33.2 million or 9.8% of revenue.
  Earnings per share was 45 cents.
  Gross business wins were $471 million, representing a gross book to bill of 1.4. Net business wins were $415 million, representing a net book to bill of 1.2.
  FY 2013 Guidance updated: Revenue in the range of $1,325 million - $1,330 million and EPS in the range of $1.67 - $1.70.

DUBLIN--(BUSINESS WIRE)--October 24, 2013--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2013.

Net revenues grew 19% year on year to $339.8 million from $285.5 million in Q3 2012.

Income from operations was $33.2 million or 9.8% of revenue, compared to $20.9 million or 7.3% for the same quarter last year.

Net income was $27.8 million or 45 cents per share on a diluted basis, compared with $17.7 million or 29 cents per share last year.

Year to date net revenues for 2013 increased 22% to $991 million from $815 million in 2012.

Year to date income from operations, excluding restructuring charges, was $91.5 million or 9.2% of revenue, compared with $49.3m or 6.0% of revenue in the previous year.

Year to date net income, excluding restructuring charges, was $76.5 million or $1.23 per share on a diluted basis, compared with $39.6 million or 66 cents per diluted share last year.

Year to date income from operations on a GAAP basis was $82.5 million, and year to date net income on a GAAP basis was $69.3 million or $1.12 per share.

Guidance for the full year 2013 has been updated with revenue expected to be in the range of $1.325 billion - $1.33 billion and EPS guidance in the range of $1.67 - $1.70.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 40 days at September 30, 2013, compared with 40 days at the end of December 2012.

For the quarter ended September 30, 2013, cash generated from operating activities was $43.6 million, after expenditure of $15.1 million on prior period acquisition earn outs and capital expenditure of $6.2 million. The company’s net cash amounted to $218.6 million at September 30, 2013, compared to net cash of $190 million at December 31, 2012.

CEO Ciaran Murray commented, “For the quarter we are reporting revenue growth of 19% year on year and operating margins of 9.8%. We booked $415 million of net new business wins or a book to bill of 1.2, leaving us with a closing backlog of $2.97 billion. Consequently we are raising our revenue guidance to the range of $1.325 -$1.330 billion and our earnings per share guidance to the range of $1.67-$1.70 for the financial year 2013.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its third quarter conference call today, October 24, 2013 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in reports filed with the US Securities and Exchange Commission by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 38 countries and has approximately 10,300 employees. Further information is available at www.iconplc.com.

Source: ICON plc

All at ICON.

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited)

(Before restructuring and other items)

Three and Nine Months ended September 30, 2013 and September 30, 2012

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

Gross Revenue	445,598	374,965	1,334,283	1,097,640

Reimbursable expenses	105,788	89,463	343,465	282,798

Net Revenue	339,810	285,502	990,818	814,842

Costs and expenses
Direct costs	213,666	183,332	630,258	525,743
Selling, general and administrative	81,408	70,690	234,520	207,615
Depreciation and amortization	11,575	10,601	34,551	32,233

Total costs and expenses	306,649	264,623	899,329	765,591

Income from operations	33,161	20,879	91,489	49,251

Net interest expense	(56)	(252)	(341)	(518)

Income before provision for income taxes	33,105	20,627	91,148	48,733

Provision for income taxes	5,297	2,889	14,633	9,129

Net income	27,808	17,738	76,515	39,604

Net income per ordinary share
Basic	$0.46	$0.30	$1.26	$0.66

Diluted	$0.45	$0.29	$1.23	$0.66

Weighted average number of ordinary shares
Basic	61,069,260	59,754,010	60,732,605	59,939,570

Diluted	62,473,645	60,366,137	61,977,026	60,391,199

ICON plc

Consolidated Income Statements (Unaudited)

(US GAAP)

Three and Nine Months ended September 30, 2013 and September 30, 2012

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended

	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

Gross Revenue	445,598	374,965	1,334,283	1,097,640

Reimbursable expenses	105,788	89,463	343,465	282,798

Net Revenue	339,810	285,502	990,818	814,842

Costs and expenses
Direct costs	213,666	183,332	630,258	525,743
Selling, general and administrative	81,408	70,690	234,520	207,615
Depreciation and amortization	11,575	10,601	34,551	32,233
Restructuring and other items	-	-	9,033	5,636

Total costs and expenses	306,649	264,623	908,362	771,227

Income from operations	33,161	20,879	82,456	43,615

Net interest expense	(56)	(252)	(341)	(518)

Income before provision for income taxes	33,105	20,627	82,115	43,097

Provision for income taxes	5,297	2,889	12,783	8,424

Net income	27,808	17,738	69,332	34,673

Net income per ordinary share
Basic	$0.46	$0.30	$1.14	$0.58

Diluted	$0.45	$0.29	$1.12	$0.57

Weighted average number of ordinary shares
Basic	61,069,260	59,754,010	60,732,605	59,939,570

Diluted	62,473,645	60,366,137	61,977,026	60,391,199

ICON plc Summary Balance Sheet Data September 30, 2013 and December 31, 2012 (Dollars, in thousands)

	September 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)

Net cash	218,598	190,230

Accounts receivable	360,129	285,419
Unbilled revenue	119,766	112,483
Payments on account	(282,549)	(219,467)
Total	197,346	178,435

Working Capital	299,709	250,326

Total Assets	1,362,068	1,202,108

Shareholder's Equity	854,519	754,575

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan, CFO
+ 353 1 291 2000
or
Simon Holmes, EVP IR & Corporate Development
+3531 291 2000
http://www.iconplc.com